Exhibit 3.1.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FLAGSHIP GLOBAL HEALTH, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Flagship Global Health, Inc., a Delaware corporation, hereby certifies as follows:

1. The name of the corporation (hereinafter called the “Corporation”) is Flagship Global Health, Inc. The date of the filing of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware was February 5, 1993.

2. The Amended and Restated Certificate of Incorporation, filed on June 27, 2006, is hereby amended by striking out Article FOURTH, Section A thereof and by substituting in lieu of Article FOURTH, Section A, the following Article FOURTH, Section A:

“FOURTH: The amount of total authorized capital stock of this Corporation shall be Two Hundred Million shares, divided as follows: (i) One Hundred Seventy Five Million shares of Common Stock, with $0.001 par value (the “Common Stock”), and (ii) Twenty Five Million shares of Preferred Stock, with $0.001 par value (the “Preferred Stock”).

3. The Amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed this 21st day of May, 2007.

/s/  Philip E. Barak
Philip E. Barak
Corporate Secretary,
Vice President and Chief Financial Officer